January 17, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (513) 721-7358

Christopher J. Wilson
Vice President, General Counsel and Secretary
Cincinnati Bell Inc.
221 E. Fourth St., 103-1290
Cincinnati, OH 45201-2301

> **Re: Cincinnati Bell Inc.**
> **Definitive Schedule 14A**
> **Filed March 14, 2007**
> **File No. 001-08519**

Dear Mr. Wilson:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3350

Sincerely,

Kathleen Krebs
Special Counsel